Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED

2008 JUL 21 A 10:22

14 July 2008

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

[redacted]

08003901

SUPPL

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Holdings in Company
2. Holdings in Company

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Lucie Collins
Group Reporting Accountant
Direct Line 01932 264149
luciecollins@michaelpage.com

PROCESSED
JUL 23 2008
THOMSON REUTERS

7/21

Regulatory Announcement

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Free annual report

Company	Michael Page Intl
TIDM	MPI
Headline	Holding(s) in Company
Released	13:16 11-Jul-08
Number	9037Y13

Michael Page INTERNATIONAL

RNS Number : 9037Y
Michael Page International PLC
11 July 2008

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	MICHAEL PAGE INTERNATIONAL PLC

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	YE
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	

3. Full name of person(s) subject to notification obligation:	1. LONE PINE CAPITAL LLC

	2. STEPHEN F MANDEL JR.
4. Full name of shareholder(s) (if different from 3):	MORGAN STANLEY & CO
5. Date of transaction (and date on which the threshold is crossed or reached if different):	9 JULY 2008
6. Date on which issuer notified:	10 JULY 2008
7. Threshold(s) that is/are crossed or reached:	8%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering tı			
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Perc voti
				Direct	Indirect	Dire
GB0030232317	24,741,580	24,741,580	25,950,432		25,950,432	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percent voting ı

Total (A+B)

Number of voting rights	Percentage of voting rights
25,950,432	8.07%

9. Chain of controlled undertakings through which the voting rights and financial instruments are effectively held, if applicable:
LONE PINE CAPITAL LLC IS THE INVESTMENT MANAGER TO SEVERAL F WHICH INDIRECTLY HOLD SHARES IN THE ISSUER. STEPHEN F MANDEI THE MANAGING MEMBER OF LONE PINE CAPITAL LLC AND IN SUCH CAPACITY IS ABLE TO DIRECT ITS OPERATIONS

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	JEFFREY WECHSELBLATT LONE PINE CAPITAL LLC TWO GREENWICH PLAZA GREENWICH, CONNECTICUT 06: USA
15. Contact telephone name:	+1 203 618 7826

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Michael Page Intl
TIDM	MPI
Headline	Holding(s) in Company
Released	10:15 10-Jul-08
Number	7643Y10

Michael Page INTERNATIONAL

RNS Number : 7643Y
Michael Page International PLC
10 July 2008

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	MICHAEL PAGE INTERNATIONAL PLC

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	YE
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______	

3. Full name of person(s) subject to notification obligation:	1. LONE PINE CAPITAL LLC 2. STEPHEN F MANDEL JR

4. Full name of shareholder(s) (if different from 3):	MORGAN STANLEY & CO
5. Date of transaction (and date on which the threshold is crossed or reached if different):	8 JULY 2008
6. Date on which issuer notified:	9 JULY 2008
7. Threshold(s) that is/are crossed or reached:	7%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering			
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Pe vo
				Direct	Indirect	Dir
GB00030232317	20,759,035	20,759,035	24,741,580		24,741,580	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percent voting

Total (A+B)

Number of voting rights	Percentage of voting rights
24,741,580	7.70%

9. Chain of controlled undertakings through which the voting rights and financial instruments are effectively held, if applicable:
Lone Pine Capital LLC is the investment manager to several funds which indirectly h shares in the issuer. Stephen F. Mandel Jr. is the Managing Member of Lone Pine Ca LLC and in such capacity is able to direct its operations.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	JEFFREY WECHSELBLATT
15. Contact telephone name:	+1 203 618 7826

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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END